
TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

November 13, 2006




06018669

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated November 10, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure


SEC MAIL PROCESSING
RECEIVED
NOV 20 2006
WASH, D.C. 190 SECTION



TRILOGY ENERGY TRUST
Calgary, Alberta

November 10, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES DEVELOPMENTS RESULTING FROM PROPOSED TAX CHANGES

Trilogy Energy Trust ("TET" or the "Trust") (TSX:TET.UN) announces that as a result of the recent announcement respecting the taxation of income trusts and the impact of such announcement on the trading price of the Trust's units, the Trust will not be proceeding with its previously announced public offering of $175 million of convertible debentures. The net proceeds of the offering were going to be used to repay all indebtedness under the Trust's acquisition facility, currently at $77.4 million, and indebtedness under the Trust's credit facility. The Trust is seeking an extension to the term of the acquisition facility from six months to 12 months.

The Trust also announces that it is suspending its Distribution Reinvestment Plan ("DRIP"). The DRIP will be available for the Trust's October monthly distribution payable on November 15, but will not be available for future monthly distributions of the Trust until further notice. Unitholders of the Trust who are participants under the DRIP should refer to the Trust's website (www.trilogyenergy.com) after November 15 for further information regarding the suspension of the DRIP.

The Trust also announces that the board of directors of Trilogy Energy Ltd., the administrator of the Trust, has approved the implementation of a normal course issuer bid by the Trust. The normal course issuer bid is subject to regulatory approval. If approved, a further announcement will be made by the Trust respecting the particulars of the normal course issuer bid.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

James H.T. Riddell, President and Chief Executive Officer
Michael Kohut, Chief Financial Officer
John B. Williams, Chief Operating Officer
Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915


SEC MAIL PROCESSING
RECEIVED
NOV 2 0 2006
WASH. D.C.
190
SECTION